AGIC Equity & Convertible Income Fund                                                                                     Annual Shareholder
July 31, 2011                                                                                                                                          Meeting Results

The Fund held its annual meeting of shareholders on July 20, 2011. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Re-election of Hans W. Kertess – Class I to serve until 2014	20,510,922	321,122
Re-election of William B. Ogden IV – Class I to serve until 2014	20,516,246	315,798
Re-election of Alan Rappaport – Class I to serve until 2014	20,517,192	314,852
Election of Bradford K. Gallagher – Class III to serve until 2013	20,498,465	333,579
Election of Deborah A. Zoullas – Class III to serve until 2013	20,492,985	339,059

John C. Maney† and James A. Jacobson continue to serve as Trustees.
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†Interested Trustee